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                               HARSCO CORPORATION
                                                                      Exhibit 12
               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)

                                               Three                         YEARS ENDED DECEMBER 31
                                            Months Ended  -------------------------------------------------------------
                                               3/31/99       1998         1997         1996         1995         1994
                                               -------       ----         ----         ----         ----         ----
   Pre-tax income from continuing
     operations (net of minority interest
     in net income)                           $ 24,052    $ 174,874    $ 165,613    $ 145,984    $ 107,073    $  84,197

   Add fixed charges computed below              8,478       28,417       24,263       26,181       33,121       37,982

   Net adjustments for equity companies             27          139         (694)        (181)        (466)        (134)

   Net adjustments for capitalized
     interest                                      (30)         (10)        --           --           --           (274)

                                              --------    ---------    ---------    ---------    ---------    ---------
   Fixed Charges                              $ 32,527    $ 203,420    $ 189,182    $ 171,984    $ 139,728    $ 121,771
                                              ========    =========    =========    =========    =========    =========

Consolidated Fixed Charges:

   Interest expense per financial
     statements (1)                           $  6,213    $  20,504    $  16,741    $  21,483    $  28,921    $  34,048

   Interest expense capitalized                     29          128          128          131          134          338

   Portion of rentals (1/3) representing
     an interest factor                          2,236        7,785        7,394        4,567        4,066        3,596

   Interest expense for equity companies
     whose debt is guaranteed (2)                 --           --           --           --           --           --

                                              --------    ---------    ---------    ---------    ---------    ---------
   Consolidated Fixed Charges                 $  8,478    $  28,417    $  24,263    $  26,181    $  33,121    $  37,982
                                              ========    =========    =========    =========    =========    =========

Consolidated Ratio of Earnings to
   Fixed Charges                                  3.84         7.16         7.80         6.57         4.22         3.21
                                              ========    =========    =========    =========    =========    =========

(1)  Includes amortization of debt discount and expense.

(2) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1994 through 1998, and the three months ended March 31, 1999.